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                                                            OMB  APPROVAL

                                                  OMB  Number:  3235-0145
                                                  Expires:  August  31,  1999
                                                  Estimated  average  burden
                                                  Hours  per  response.  14.90

                                 UNITED  STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                              INSIDE HOLDINGS INC.
________________________________________________________________________________
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   457 69S 104
                     ______________________________________
                                 (CUSIP Number)

                            IFIELD TECHNOLOGY LIMITED
                                  2 Gansty Mill
                                   Beach Road
                                   Isle of Man

                                 44-1624-613200
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 12, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  457  69S  104
-------------------------


1.     Names  of  Reporting  Persons     IFIELD  TECHNOLOGY  LIMITED
I.R.S.  Identification  Nos.  of  above  persons  (entities  only):
--------------------------------------------------------------------------------


2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]

--------------------------------------------------------------------------------

3.     SEC  Use  Only:

--------------------------------------------------------------------------------

4.     Source  of  Funds  (See  Instruction):     OO  (SHARE  EXCHANGE)

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------------


6.     Citizenship  or  Place  of  Organization:     ISLE  OF  MAN

--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:          4,720,070  SHARES

_______________________________________________________________________________

8.     Shared  Voting  Power:          NOT  APPLICABLE

_______________________________________________________________________________

9.     Sole  Dispositive  Power:     4,720,070  SHARES

______________________________________________________________________________


10.     Shared  Dispositive  Power:     NOT  APPLICABLE
--------------------------------------------------------------------------------


11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
        4,720,070  SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

        NOT  APPLICABLE

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):     23.2%


14.     Type  of  Reporting  Person  (See  Instructions)     CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP  No.  457  69S  104
-------------------------


ITEM  1.     SECURITY  AND  ISSUER.

This Statement on Schedule 13D relates to the common shares, no par value (the "Shares"), of Inside Holdings Inc., a Yukon Corporation (the "Issuer") and is being filed by is IFIELD TECHNOLOGY LIMITED (the "Reporting Person").

The  principal  executive  offices  of the Issuer are located at Suite 1260, 609
Granville  Street,  Vancouver,  B.C.,  Canada   V7Y  1G5.


ITEM  2.     IDENTITY  AND  BACKGROUND


(a) Name. The name of the Reporting Person is IFIELD TECHNOLOGY LIMITED, a corporation incorporated pursuant to the laws of the Isle of Man.

(b) Business Address. The business address of the Reporting Person is 2 Gansty Mill, Beach Road, Isle of Man.

(c)  Occupation  and  Employment.  Not  applicable.

(d) Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship.  Not  applicable.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

The Reporting Person was issued 4,720,070 shares of the Issuer (the "Acquisition Shares") in exchange for the sale and transfer of 4,720,070 shares in SHEP Limited ("SHEP"), representing a 44.5% interest in SHEP, to the Issuer on September 12, 2002 in accordance with an acquisition agreement entered into on May 22, 2002, as subsequently amended (the "Acquisition Agreement"). Pursuant to the terms of the Acquisition Agreement, the Issuer acquired all of the outstanding shares of SHEP in consideration for the issuance of an aggregate of 10,600,000 of the Issuer's common shares. Upon completion of the acquisition, SHEP became a wholly-owned subsidiary of the Issuer.

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CUSIP  No.  457  69S  104
-------------------------

ITEM  4.     PURPOSE  OF  TRANSACTION

In accordance with the terms of a letter agreement dated May 22, 2002 and subsequent amendments, (collectively the "Acquisition Agreement") with the Issuer, the Reporting Person, SHEP Limited ("SHEP"), EuroCapital Markets Ltd. ("Euro") and Marshalsea Hydraulics Executive Pension Scheme ("Marshalsea") and others, the Issuer acquired all of the issued and outstanding securities of SHEP Limited. As consideration for the purchase of 100% of the outstanding shares of SHEP, the Issuer has issued 10,600,000 shares of common stock from treasury at a deemed price of $0.50 CDN per share and has advanced to SHEP the sum of "pounds" 192,000 (US$299,175) for the acquisition from the Reporting Person of additional operating assets (inventory, fixtures and intellectual property) purchased from the Reporting Person by SHEP. Immediately prior to the acquisition, the Issuer had 9,735,300 shares of common stock outstanding. Upon closing of the acquisition, the Reporting Person acquired 4,720,070 shares of the Issuer representing approximately 23.2% of the issued shares of the Issuer in consideration for the transfer of 4,720,070 shares of SHEP.

The acquisition of SHEP includes two wholly owned subsidiaries - SHEP Technology Inc., a Maine, USA company, and SHEP Technologies Inc., a Delaware, USA company, intellectual property and additional operating assets associated with the SHEP business. Under the terms of the transaction, it is anticipated that the management of SHEP will assume senior executive positions within the Issuer and will be represented on the board of directors. Additionally, the Issuer is also seeking to change its name to SHEP Technologies, Inc. or a similar name reflecting the new SHEP operating focus. Inside Holdings is attempting to raise $1,500,000 through the sale of equity securities in order to fund the business of SHEP.

The Reporting Person has acquired the Shares for investment purposes. The Reporting Person reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)  any  action  similar  to  any  of  those  enumerated  above.


ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.


(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 4,720,070 shares of Common Stock of the Issuer, representing approximately 23.21% of the Issuer's common stock (based upon 20,335,300 shares of common stock outstanding at September 12, 2002).

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)  Certain  Rights  of  Other  Persons.  Not  applicable.

(e)  Date  Ceased  to  be  a  5%  Owner.  Not  applicable.



ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

Other than SHEP having consented to a transfer of the shares held by the Reporting Person to shareholders of the Reporting Person, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.


Exhibit        Description
-------        ----------------------------------------------------------------

1 Acquisition Agreement dated May 22, 2002 between Inside Holdings Inc., Ifield Technology Limited, SHEP Limited ("SHEP"), EuroCapital Markets Ltd. and Marshalsea Hydraulics Executive Pension Scheme ("Marshalsea") and others, as amended


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   _________________________________________
                                        Date    19  September  2002

                                        /s/  William  Raymond  Evans
                                   _________________________________________
                                        Signature  of  Authorized  Signatory

                                        William  Raymond  Evans,
                                        Managing  Director.
                                   _________________________________________
                                        Name/Title  of  Authorized  Signatory

                                        IFIELD  TECHNOLOGY  LIMITED
                                   _________________________________________
                                        Name  of  Reporting  Person